BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with Instructions CVM no. 358/2002 and no. 384/2013 and in addition to the Material Fact disclosed by the Company on June 18, 2021, informs its shareholders and the market in general that its subsidiary BRF Pet S.A. (“BRF Pet”), dedicated to the pet food segment: concluded today, after compliance with all the conditions precedent, the acquisition of shares representing 100% (one hundred percent) of the capital stock of the companies that compose the Hercosul Group (“Hercosul”).

The company also informs that on Jul 22, 2021, the Administrative Council for Economic Defense (“CADE”) issued an order recommending the unrestricted approval of the acquisition of Mogiana Alimentos S.A. (“Mogiana”) by BRF Pet, an operation that was the subject of the Material Fact disclosed on June 25, 2021. The completion of the Mogiana acquisition transaction still awaits the final and unappealable decision of CADE and compliance with the other conditions precedent for the closing of this transaction.

The price to be paid by BRF Pet for the acquisition of these two assets is R$ 1,350 million, still subject to the usual adjustments in operations of this nature, and will be paid as follows: approximately 80% at closing and 20% from one year onwards of the closing of the acquisitions. The Company's consolidated financial leverage level will remain within the prudential limits established by its management.

As a result of the closing, on this date, of the transaction involving Hercosul and the closing of the transaction involving Mogiana, which will occur as soon as all the preceding conditions have been met, BRF Pet will promote the integration of the new pet food operations, boosting its commercial strategy focused on the specialized distribution channel, adding strong brands and bringing important synergy gains, such as the purchase of grains and co-products for the production of animal feed.

These initiatives are important steps towards the “Vision 2030” to BRF becoming one of the largest and most relevant players in the Brazilian pet food market by 2025.

The Company will keep the market duly informed about future developments.

São Paulo, August 2, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.